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                                 United States
                       Securities and Exchange Commission

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                        StateFed Financial Corporation
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, Par Value $0.01 Per Share
________________________________________________________________________________
                         (Title of Class of Securities)


                                   857549109
        _______________________________________________________________
                                (CUSIP Number)

R. Mathieson Duncan of
DUNCAN, GREEN, BROWN, LANGENESS & ECKLEY
A Professional Corporation
400 Locust Street, Suite 380                         Telephone: (515) 288-6440
Des Moines, Iowa 50309                               Facsimile: (515) 288-6448
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 JUNE 21, 1999
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following ______

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                          1 of 6

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No. 857549109                                      Page 2 of 6 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      Name of Reporting Persons
 1    S.S. or I.R.S. Identification No. of Above Persons:

      (a) Krause Gentle Corporation (E.I.N. 42-1029429)
------------------------------------------------------------------------------
      Check the Appropriate Line if a Member of a Group*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC Use Only
 3

------------------------------------------------------------------------------
      Source of Funds*
 4
      (a) WC
------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      Citizenship or Place or Organization
 6
      (a) Iowa
------------------------------------------------------------------------------
                          Sole Voting Power
                     7
     Number of
                          (a) 149,000
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8
                          (a) -0-
     Owned by
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9
    Reporting             (a) 149,000

      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          10
                          (a) -0-
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11
      (a) 149,000

------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row 11 Excludes Certain Shares*
12
      [ ]
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row 11
13
      (a) 9.64%
------------------------------------------------------------------------------
      Type of Reporting Person
14
      (a) CO
------------------------------------------------------------------------------
                     *See Instructions Before Filling Out!
         Include Both Sides of the Cover Page, Responses to Items 1-7 (Including Exhibits) of the Schedule, and the Signature Attestation.

Item 1.   Security and Issuer.
-------   -------------------

          The class of equity securities to which this Statements relates is the Common Stock, $0.01 par value, (the "Shares") of StateFed Financial Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 519 Sixth Avenue, Des Moines, Iowa 50309.

Item 2.   Identity and Background.
-------   -----------------------

          ((a) through (f)). This Statement is being filed by Krause Gentle Corporation, an Iowa corporation ("K-G"). The principal executive offices of K-G are located at 4201 Westown Parkway, West Des Moines, Iowa 50266. K-G's primary business operations currently revolve around the ownership and operation of numerous convenience stores. All such convenience stores are situated in the midwestern geographical area of the United States.

          The following table furnishes the name, business address, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, and the citizenship of each executive officer and director of K-G:



                                                                                   Principal                   Citizen-
       Name                          Business Address                              Occupation                    ship
      -----                          ----------------                              ----------                  --------
Tony S. Gentle                4201 Westown Pkwy.                          Chairman, K-G                           USA
                              West Des Moines, IA 50266

W.A. Krause                   4201 Westown Pkwy.                          President and Treasurer, K-G            USA
                              West Des Moines, IA 50266

Kevin W. Krause               100 East State Street                       President, Liberty Bank & Trust         USA
                              Mason City, IA 50401

Kyle J. Krause                4201 Westown Parkway                        Chief Operating Officer and             USA
                              West Des Moines, IA 50266                   Secretary, K-G

Duane D. VanHorn              4201 Westown Parkway                        Senior Vice President, K-G              USA
                              West Des Moines, IA 50266

Dennis N. Folden              4201 Westown Parkway                        Executive Vice President -              USA
                              West Des Moines, IA 50266                   Marketing, K-G

                                                                          3 of 6

David C. Prange               200 West Madison, #1800                     Account Executive, Donaldson,           USA
                              Chicago, IL 60606                           Lufkin & Jenrette

Robert A. Bowlsby             338 Carver Hawkeye Arena                    Athletic Director                       USA
                              Iowa City, IA 52242                         University of Iowa

Richard O. Wikert             340 East Military                           President, R & M Companies              USA
                              Fremont, NE 68025

Father Michael Hess           1400 Buffalo Road                           President, Dowling High School          USA
                              West Des Moines, IA 50265

William D. Jarr               312 Eighth Street                           Owner, Resource Con-sulting             USA
                              Des Moines, IA 50309                        Group, L.P.



          During the past five years neither K-G nor, to the best knowledge of K-G, any of its executive officers or directors has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a part to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or was found to have violated any such laws.

Item 3.   Source and Amend of Funds or Other Consideration.
------    ------------------------------------------------

          Funds for K-G's purchases of the Shares reported on this Schedule 13D were provided from the working capital of K-G.

Item 4.   Purpose of Transaction.
------    ----------------------

          Item 4 is hereby amended and supplemented by adding the following thereto:

          (a) As reported in their original Schedule 13D, K-G acquired the Shares as an investment because K-G believed the shares represented an attractive investment opportunity at that time.

               K-G has made the decision to attempt to acquire the entire equity interest in, and control of, the Issuer. K-G has been negotiating with the Board of Directors of the Issuer for the purpose of having the Board of Directors of the
                                                                          4 of 6

               Issuer recommend to the stockholders of the Issuer that any and all outstanding shares of the Issuer be sold to K-G. Issuer offered to purchase K-G's shares for $11.00 per share, this offer was rejected by K-G. On May 26, 1999, K-G offered to purchase any and all outstanding shares of the Issuer for $13.75, this offer was rejected by Issuer.

          (b) Following acquisition of control, K-G may cause the Issuer to engage in a merger or other type of transactions with Liberty Banshares, Inc., Arnolds Park, Iowa ("Liberty"). The number of shares to be issued in connection with each of these transactions has not been determined. To date, there have been no letters of intent or other agreements entered into between K-G and Liberty.

          (c) K-G has no plans to sell or transfer a material amount of assets of Issuer.

          (d) Once sufficient shares of Issuer have been acquired in order to obtain control, K-G intends to replace the current officers and board of directors of the Issuer.

          (e)  None.

          (f)  None.

          (g)  None.

          (h)  None.

          (i)  None.

          (j)  None, except as described above.

Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

          (a) As of the date of this Schedule 13D, K-G owned directly 149,000 Shares, representing approximately 9.64% of the class outstanding. Additionally, as of the date of this Schedule 13D, two officers/directors of K-G, namely, Kyle J. Krause and Kevin
               W. Krause, personally owned directly 1,000 Shares and 200 Shares, respectively. K-G expressly disclaims the existence of a group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with these two individuals and further disclaims beneficial ownership of their Shares. To the best of K-G's knowledge,

                                                                          5 of 6
               none of its other directors and executive officers owned or had the right to acquire, directly or indirectly, any Shares in the last 60 days.

          (b) K-G has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the Shares owned by it.

          (c) There have been no transactions in the shares effected during the past 60 days.

          (d) No person other than K-G has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by K-G.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings, or Relationships with Respect
------    ----------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Except as described in the Statement on Schedule 13D, neither K-G, nor, to the best knowledge of K-G, any of the executive officers and directors of K-G, has any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.
------    --------------------------------

          None.

                                   SIGNATURE
                                   ---------

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete, and correct.

                                                 KRAUSE GENTLE CORPORATION


Dated: June 21, 1999                             By:
       --------------                               --------------------------
                                                     KYLE J. KRAUSE,
                                                     Chief Operating Officer
                                                     and Secretary

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